03 OCT -3 AM 7:21

DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

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September 24, 2003 [redacted] File #82-627

03032488

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated September 24, 2003

Enclosed is a copy of our News Release dated September 24, 2003 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Adam A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

10/6

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

September 24, 2003

TSX Venture: DTA
No. of Pages: 3

DIAMOND EXPLORATION UPDATE
WO CLAIM BLOCKS AND PELLATT LAKE, LAC DE GRAS, NWT

WO CLAIM BLOCK – LAC DE GRAS, NWT, CANADA

Archon Mineral Limited ("Archon") the operator of the joint venture project until December 31, 2003, commenced an exploration program during the first half of August 2003.

Dentonia has received confirmation that Archon is currently drilling a vertical hole into the WO9 kimberlite pipe, a new discovery, based primarily on Falcon gravity data, from the north shore of the lake, which covers part of the WO9 kimberlite pipe. This vertical hole is to be followed by an angle hole towards the center of the gravity low associated with WO9 kimberlite pipe.

This exploration program is under the direction of Stewart L. Blusson, Ph.D., president of Archon.

PELLATT LAKE

Dentonia Resources Ltd. ("Dentonia") has been advised by Peregrine Diamonds Ltd. ("Peregrine"), weather permitting, a Falcon Gravity Gradiometer Survey ("Falcon Survey") will be flown over the Pellatt Lake Claim Block this season, failure to do so will terminate, by December 31, 2003, the Peregrine Options to earn-in.

Due to commitments in Eastern Canada, the Falcon Survey was delayed, but the plane is now in Yellowknife flying other properties close to that city.

By way of explanation, the Falcon system is an airborne geophysical system that incorporates a gravity gradiometer, a stinger magnetometer, DGPS (Global Position System), radar and baro altimeters, laser topographic scanner, and radiometrics.

If and when the Falcon Survey is flown, it will take some weeks for such Falcon data to become available.

The possibility of such a Falcon Survey was first announced in Dentonia's press releases of June 2, and June 9, 2003.

Intrepid Geophysics Ltd. of North Vancouver, in June 2003, provided a reinterpretation of the 1995 Dighem V. Geophysical data, stating in its report,

> "15 geophysical targets that fit 'accepted' criteria for kimberlite intrusions [are present], in addition to 8 targets previously identified by Dighem in their July, 1995 report"

The Intrepid report suggests that the Pellatt Lake Claim Block is very prospective for kimberlite occurrences, requiring further exploration.

It has been noted that magnetic phase kimberlites in the Lac de Gras area commonly occur in association with non-magnetic volcanoclastic phase kimberlites, e.g. WO9 kimberlite pipe. If such non-magnetic kimberlites are of sufficient size, they will be detected with the Falcon gravity gradiometer and show up as gravity lows in a gravity profile of an area.

Such gravity and new Falcon magnetic data, if obtained, together with earlier (1995) Dighem magnetic and EM data, should provide a complete geophysical profile of the Pellatt Lake Claim Block. Sufficient data have been provided by Intrepid Geophysics Ltd., in any event, that a drill program could be mounted in late spring 2004 to drill test off the ice some of these targets.

The highest priority target, identified by Intrepid Geophysics Ltd., lies within a mineral claim 100% owned by Dentonia, and is described as follows:

> "Target PL5a is assigned a high priority due to its dual EM-magnetic response. The PL-5a anomaly is clustered with anomalies; PL-05b medium, PL-05c low. These occur under a small lake with a fourth anomaly (PL-12, low priority) lying nearby, albeit onshore."

A diamondiferous dykes, PL01, lying within a claim 100% owned by DHK Diamonds Inc., was drill tested by Kennecott Canada Exploration Inc. in 1996 and produced from a 142kg sample, 57 micros and 6 macros (>0.5 mm), or a total of 63 diamonds.

Large parts of the Pellatt Lake Claim Block are lake covered, that may explain the absence of more pronounced KIM (kimberlite indicator mineral) dispersion trains. A quote from Kennecott's report, dated February, 2000, suggests the following,

> "The PL01 kimberlite has a weakly developed mineral train defined by sites with minimal numbers of pyrope grains per site. The maximum pyrope count at any one site was eight and that site was ten kilometers down ice from the pipe. Proximal to the pipe, the grain counts are very low and anomalous sites very sparse. The somewhat erratic distribution of pyropes in the PL01 dispersion train could be due to the addition of pyrope <u>from an undiscovered source</u>"

It should also be noted that the ratio of Archon bedrock outcrop, oldest rock, to Quaternary cover, more recent, are estimated at 1 to 4 on the Pellatt Lake Claim Block and nearly 1 to 1 on the WO Claim Block area, this fact may also explain the sparsity of KIM data.

The Pellatt Lake Claim Block is located a few miles northeast of the Ekati Diamond Mine and immediately north of De Beers' Hardy Lake Mineral Leases and consists of 13 mineral claims, or 33,500 acres. Seven (7) claims are owned 100% by Dentonia and Six (6) claims are owned 100% by DHK Diamonds Inc. ("DHK"). Dentonia has a 1/3 equity stake in DHK.

Dentonia and DHK have each entered into agreements (parallel agreements) with Peregrine Diamonds Ltd. ("Peregrine") to explore and develop the Pellatt Lake Claim Block. The essential terms of these agreements were disclosed in Dentonia's press release of June 2, 2003.

Sketches of the WO9 kimberlite, outlining its geophysical anomalies, the other targets within the WO Claim Block, and targets within the Pellatt Lake Claim Block can viewed on Dentonia's website: www.dentonia.net

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.